

Eu

19006300

Securities and Exchange Commission
Trading and Markets

MAR 0 4 2019

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **N.I.S. FINANCIAL SERVICES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 EAST 9TH STREET

(No. and Street)

KANSAS CITY	**MO**	**64106-2627**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CAROL S. BOONE, PRESIDENT   (816) 842-6300

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

1201 WALNUT STREET, SUITE 1700 **KANSAS CITY**	**MO**	**64106-2246**
(Address)　　　　　　　　　　　　　　　　(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, CAROL S. BOONE, PRESIDENT _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. FINANCIAL SERVICES, INC. _____, as of DECEMBER 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT
_____
Title

Notary Public

PAM L. MURPHY
My Commission Expires
March 27, 2021
Jackson County
Commission #13464755

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.I.S. Financial Services, Inc.
December 31, 2018 and 2017

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.



1201 Walnut Street, Suite 1700 I Kansas City, MO 64106-2246
816.221.6300 I Fax 816.221.6380 I bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2018 and 2017, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Page 2

Report on Supplemental Information

The computation of net capital under Rule 15c3-1 as of December 31, 2018 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's 2018 financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Company's auditor since 2003.

Kansas City, Missouri
February 21, 2019

N.I.S. Financial Services, Inc.
Statements of Financial Condition
December 31, 2018 and 2017

Assets

	2018	2017
Cash and cash equivalents	$ 1,778,506	$ 1,573,303
Restricted cash	700,000	700,000
Total cash, cash equivalents and restricted cash	2,478,506	2,273,303
Receivables		
Concessions	1,635,134	1,698,014
Accrued interest	2,542	-
Affiliates	176,951	17,241
Other Assets	35,204	29,397
Investments, at market	8,198,482	8,198,615
Total assets	$ 12,526,819	$12,216,570

Liabilities and Stockholder's Equity

	2018	2017
Liabilities		
Accrued commissions	$ 578,867	$ 605,752
Due to broker	176,951	17,241
Payable to parent for federal income tax	72,900	125,434
State income tax payable	34,916	32,468
Other	150,259	136,411
Total liabilities	1,013,893	917,306
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	11,412,884	11,199,222
Total stockholder's equity	11,512,926	11,299,264
Total liabilities and stockholder's equity	$ 12,526,819	$12,216,570

N.I.S. Financial Services, Inc.
Statements of Income
Years Ended December 31, 2018 and 2017

	2018	2017
Income		
Concessions	$8,712,022	$8,694,321
Interest	169,790	64,575
Net unrealized gains (losses) on investments	131	(3,483)
Other	566	2,529
Total income	8,882,509	8,757,942
Expenses		
Commissions	3,134,914	3,197,608
Salaries and related benefits	761,672	675,348
Licenses and registration fees	86,421	82,424
Service fees	701,185	691,009
Other operating expenses	200,170	292,786
Total expenses	4,884,362	4,939,175
Income Before Taxes	3,998,147	3,818,767
Provision for Income Taxes	1,084,485	1,533,853
Net Income	$2,913,662	$2,284,914

N.I.S. Financial Services, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2017	$ 20,000	$ 80,042	$10,914,308	$11,014,350
Net income	-	-	2,284,914	2,284,914
Cash dividends ($100 per share)	-	-	(2,000,000)	(2,000,000)
Balance, December 31, 2017	20,000	80,042	11,199,222	11,299,264
Net income	-	-	2,913,662	2,913,662
Cash dividends ($135 per share)	-	-	(2,700,000)	(2,700,000)
Balance, December 31, 2018	$ 20,000	$ 80,042	$11,412,884	$11,512,926

N.I.S. Financial Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Operating Activities		
Net income	$2,913,662	$2,284,914
Items not requiring (providing) cash		
Net unrealized losses (gains) on investment	(131)	3,483
Accretion of bonds	(142,780)	(58,115)
Changes in		
Concession receivable	62,880	(111,191)
Accrued interest	(2,542)	30,026
Affiliate receivables	(159,710)	13,965
Other assets	(5,807)	(24,098)
Accrued commissions	(26,885)	24,382
Payable to parent for federal income tax	(52,534)	(10,529)
Due to broker	159,710	(13,965)
State income tax payable	2,448	(2,279)
Other liabilities	13,848	25,252
Net cash provided by operating activities	2,762,159	2,161,845
Investing Activities		
Purchases of investments	(8,056,956)	(8,140,719)
Proceeds from maturities of investments	8,200,000	8,200,000
Net cash provided by investing activities	143,044	59,281
Financing Activities		
Dividends paid	(2,700,000)	(2,000,000)
Net cash used in financing activities	(2,700,000)	(2,000,000)
Increase in Cash, Cash Equivalents and Restricted Cash	205,203	221,126
Cash, Cash Equivalents and Restricted Cash, Beginning of Year	2,273,303	2,052,177
Cash, Cash Equivalents and Restricted Cash, End of Year	$2,478,506	$2,273,303
Supplemental Cash Flows Information		
Income taxes paid	$1,134,571	$1,547,782

See Notes to Financial Statements

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of The Financial Industry Regulatory Authority (FINRA). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

Cash, Cash Equivalents and Restricted Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company has segregated funds in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2018, the Company's cash accounts exceeded federal insured limits by approximately $2,231,000.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Revenue Recognition

The Company enters into arrangements to distribute shares of investment company products to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. During 2018 & 2017, the Company recognized distribution commission revenue primarily related to current period activity of $1,641,686 & $2,265,419, respectively and revenue under Rule 12b-1 service plans primarily related to performance obligations satisfied in prior periods of $6,987,096 and $6,316,102, respectively.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash, cash equivalents and restricted cash, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of U.S. Government securities and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 21, 2019, which is the date the financial statements were issued.

On October 3, 2018 National Western Life Insurance Company ("NWLIC"), a wholly owned subsidiary of National Western Life Group, Inc. ("NWLG"), entered into a Stock Purchase Agreement (the "SPA") to acquire the Company and its affiliate, Ozark National Life Insurance Company, from CNS Corporation. Pursuant to the terms of the SPA NWLIC assigned its rights to acquire the Company to NWLG. Closing of this transaction occurred on January 31, 2019. Under the terms of the SPA NWLG paid CNS Corporation cash in an aggregate amount of approximately $30.2 million in exchange for all of the outstanding common stock of the Company. Additionally, under the terms of the SPA, on January 30, 2019 the Company issued a dividend to CNS Corporation of approximately $8.6 million.

Pursuant to the terms of the SPA, the Company's intercompany tax allocation arrangement with CNS Corporation and affiliates was terminated on January 31, 2019. Additionally, CNS Corporation assigned its rights under the service agreement with the Company to Ozark National Life Insurance Company.

The Company does not anticipate that this transaction will materially impact its operations or its ability to maintain minimum net capital as defined by Rule 15c3-1 under the Securities and Exchange act of 1934.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

Note 2: Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "*Revenue from Contracts with Customers.*" On January 1, 2018 the Company adopted ASU 2014-09 using the modified retrospective transition method. The standard did not materially impact the measurement or recognition of revenue as the Company's previous revenue recognition policies generally conformed with the principals in ASU 2014-09, and therefore there was no cumulative effect adjustment to record. See Note 1 – Revenue Recognition, for additional accounting policy information and disclosures required by this standard.

Note 3: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2018 and 2017, the Company made federal and some state income tax payments to CNS of $1,082,483 and $1,495,428, respectively, and state income tax payments directly to the states totaling $52,088 and $52,354, respectively.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2015.

Note 4: Related Party Transactions

Service Agreement

The Company has a service agreement with its parent in which office space, equipment, and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). This allocation is adjusted annually on September 1. The Company incurred expenses totaling $701,185 and $691,009 under this service agreement for the years ended December 31, 2018 and 2017, respectively.

Note 5: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of $5,000 or $6^2/_3$% of aggregate indebtedness.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .10 to 1 as of December 31, 2018. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $9,803,043 as of December 31, 2018, which exceeded the required net capital by $9,735,450.

Note 6: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of $2,700,000 and $2,000,000 for the years ended 2018 and 2017, respectively.

Note 7: Employee Benefit Plans

The Company participates in Ozark's defined contribution plan, covering all eligible employees. The contribution is solely based on the discretion of the Company. An eligible employee becomes vested in the Company contribution under a six-year graded vesting schedule. The Company's portion of the Plan's expense was $36,000 and $29,700 for years ended December 31, 2018 and 2017, respectively.

Note 8: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's distribution commission revenue, revenue recognized under Rule 12b-1 service plans, and receivables result from transactions with two broker-dealers. The Company does not require collateral to support the receivables, but closely monitors its business with the entities to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

In 2018 & 2017 approximately 99% of revenue recognized under Rule 12b-1 service plans was earned under Dealer Agreements with two broker dealers.

In 2018 & 2017 approximately 99% of distribution commission revenue was earned under a Dealer Agreement with one broker dealer.

Note 9:   Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

Examinations

The SEC's most recent examination was completed on June 29, 2018.

Note 10:   Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Note 11:   Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1   Quoted prices in active markets for identical assets or liabilities

Level 2   Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

N.I.S. Financial Services, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

Investment Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. As of December 31, 2018 and 2017, the Company had no Level 1 investments. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, and as of December 31, 2018 and 2017, the Company had no Level 3 investments.

The following table presents the fair value measurements of assets recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018 and 2017:

| | Fair Value | Fair Value Measurements Using | | |
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2018				
U.S. Treasury Bill	$ 8,198,482	$ -	$ 8,198,482	$ -
December 31, 2017				
U.S. Treasury Bill	$ 8,198,615	$ -	$ 8,198,615	$ -

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2018

Aggregate Indebtedness	$ 1,013,893
Stockholder's Equity	$11,512,926
Less Nonallowable Assets	
Receivables and other assets	(1,684,260)
Haircuts on securities	(25,623)
Net capital	9,803,043
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness	(67,593)
Net capital in excess of requirement	$ 9,735,450
Ratio of Aggregate Indebtedness to Net Capital	.10 to 1

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A



N.I.S. Financial Services, Inc. Exemption Report

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

(1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;

(ii) The broker's or dealer's transactions as broker (agent) are limited to:

(a) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;

(b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

(c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer,

1

and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Carol S. Boone, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Title: President

January 15th, 2019



BKD

CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *N.I.S. Financial Services, Inc. Exemption Report*, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 21, 2019





1201 Walnut Street, Suite 1700 I Kansas City, MO 64106-2246
816.221.6300 I Fax 816.221.6380 I bkd.com

BKD
CPAs & Advisors

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Claim for Exclusion from SIPC Membership

Audit Committee and Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by N.I.S. Financial Services, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the *Securities Investor Protection Act of 1970* for the year ended December 31, 2018, as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management of the Company is responsible for its Form SIPC-3 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the Total amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018, to the Total Revenues in the Company's audited financial statements included on Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting no differences.

2. Compared the amount in each revenue classification reported in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018, to supporting schedules and working papers, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018, and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the exclusion requirements from membership in SIPC for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 21, 2019

N.I.S. Financial Services, Inc.

Schedule of Form SIPC-3 Revenues for the year ended 12/31/2018

Amount($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$8,712,021	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sales of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$8,712,021	Total Revenues